INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference of our report dated February 16, 2006 included in Form 20-F of ClickSoftware Technologies Ltd. for the year ended December 31, 2005 into Registration Statement Number 333-42000 on Form S-8 of ClickSoftware Technologies Ltd.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.

Certified Public Accountants A member of Deloitte Touche Tohmatsu
Tel Aviv, Israel April 20, 2006